UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TERRACE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

88101U 10 6
(CUSIP Number)

Gordon F. Burley
Unit 111, 245 15th Street West
North Vancouver, BC V7M 1S3
(604) 988-6111

     ________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101U 10 6

1.	Names of Reporting Persons	Gordon F. Burley
	I.R.S. Identification Nos. of above persons (entities only):	Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,000,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	4,000,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	53%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 88101U 10 6

This Schedule 13D/A (“Amendment No. 1”) is being filed by Gordon F. Burley (the “Reporting Person”) to amend and supplement the Schedule 13D of the Reporting Person filed on March 22, 2005 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Terrace Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

Gordon F. Burley

(b)	Residence or Business Address:

The residential address of the Reporting Person is Unit 111, 245 15th Street West, North Vancouver, British Columbia, Canada V7M 1S3.

(c)	Present Principal Occupation and Employment:

Mr. Gordon Frederick Burley is the President, Secretary, Treasurer and a director of the Company. The Reporting Person was appointed as a director on February 20, 2001 and has served as the Company’s president since February 28, 2003. The Reporting Person was appointed as the Company’s secretary and treasurer on November 23, 2005. In addition to acting as President and as a director of the Company, the Reporting Person also serves as a purchasing agent and estimator for LNS Services Ltd., a design-build contractor and has acted in that capacity, since 1996. The business address for LNS Services Ltd. is 14 – 1225 East Keith Road, North Vancouver, British Columbia, Canada.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 88101U 10 6

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On March 9, 2001, the Company issued to the Reporting Person 2,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $2,000. On February 28, 2003, the Reporting Person acquired an additional 1,000,000 shares of common stock from one of the Company’s founding shareholders. These amounts were paid out of the Reporting Person’s personal funds.

On November 23, 2005, the Reporting Person acquired an additional 1,000,000 shares of common stock from one of the Company’s founding stockholders. The acquisition was paid for out of the Reporting Person’s personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The March 9, 2001 acquisition of 2,000,000 shares by the Reporting Person was an initial investment by one of the founding shareholders of the Company. The Reporting Person acquired an additional 1,000,000 shares on February 28, 2003 and a further 1,000,000 shares on November 23, 2005 in order to increase his controlling interest in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership: As of November 23, 2005, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	4,000,000	53%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on

CUSIP No. 88101U 10 6

the date of this Statement. As of November 23, 2005, there were 7,542,500 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

On November 23, 2005, the Reporting Person acquired 1,000,000 shares of the Company’s common stock at a price of $0.03 per share from one of the Company’s founding stockholders.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement between Gordon F. Burley and Ryan S. McCleery dated November 23, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2005
Date

/s/ Gordon F. Burley
Signature

GORDON F. BURLEY
Name/Title